GRAVITY MINORITY SHAREHOLDERS PREPARE PROXY STATEMENT URGING ALL
SHAREHOLDERS TO REMOVE RYU AND BAIK AS DIRECTORS OF THE COMPANY AND TO
VOTE THE GOLD PROXY CARD

Committee Anticipates Mailing Proxy Statement to ADS Holders Around November 24, 2006

NEW YORK & SEOUL, Korea—November 20, 2006 – The Gravity Committee for Fair Treatment of Minority Shareholders (the “Committee”) today announced that it has prepared a preliminary copy of its proxy statement for the upcoming Extraordinary General Meeting (“EGM”) of shareholders of Gravity Co., Ltd. (“Gravity” or the “Company”) (NASDAQ: GRVY). The proxy statement, which outlines the Committee’s grievances against the Company and presents detailed information to support the Committee’s allegations of mismanagement and self-dealing at Gravity, is expected to be mailed to the holders of American Depository Shares (“ADSs”) of Gravity on or shortly after November 24, 2006. The preliminary copy of the proxy statement will also be filed with the United States Securities and Exchange Commission as an exhibit to the respective Schedule 13D filings of Moon Capital Management LP and Ramius Capital Group, L.L.C., and certain of their affiliates.

The purpose of the EGM, which has been scheduled for December 26, 2006, is to vote on the removal of Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, and Mr. Seungtaik Baik, Senior Executive Vice President and Chief Operating Officer of Gravity, as directors of the Company and will also give Gravity’s minority shareholders a forum to express their views on the management and operations of the Company.

Mr. Joo Young Kim of Hannuri Partners, the Committee’s legal counsel in Korea, stated on behalf of the Committee, “Since March 2006, the Committee has taken a variety of steps to protect the rights of Gravity’s minority shareholders and communicate our issues about the management of the Company. We have a clear opportunity at the EGM to reaffirm the rights of minority shareholders and send a strong message to Gravity’s independent directors, Taizo Son, and SOFTBANK, that Mr. Ryu and Mr. Baik should be removed as directors.”

The Committee believes that Messrs. Ryu and Baik have consistently failed in their duties to manage the Company with responsibility and due care since the sale of a majority interest in Gravity from its founder to the Japanese firm EZER Inc. (“EZER”), an entity with links to Taizo Son, GungHo Online Entertainment (“GungHo”) (JP: 3765) and SOFTBANK Corp. (“SOFTBANK”) (JP: 9984). The poor performance and questionable conduct of Messrs. Ryu and Baik have resulted in share price performance and financial results that should be of great concern to all minority shareholders.

The proxy statement details allegations of a pervasive pattern of mismanagement and personal misconduct that the Committee believes has resulted in this destruction of shareholder value. The range of issues highlighted in the proxy statement include the following:

o	A series of related-party transactions which have been detrimental to the interests of the minority shareholders and have enriched Taizo Son, GungHo, SOFTBANK and Mr. Baik at the expense of the Company’s minority shareholders;

o	The Company’s poor financial performance in the first half of 2006, as evidenced by significant declines in revenue and EBITDA margin;

o	Gravity’s failure to disclose the details of the Company’s secret settlement with ex-Chairman Jeong Ryul Kim after documented reports that he embezzled funds from the Company;

o	Failure to adequately develop and manage the Company’s existing game portfolio;

o	Delays in the release of Ragnarok Online II;

o	Defection of management and key staff members; and

o	Allegations of lavish spending and corporate waste, including use of corporate credit cards for personal indulgences.

The Committee believes that the related-party transactions are particularly noteworthy because EZER stated in a Schedule 13D filing on August 30, 2005 that the primary purpose of the acquisition of the majority interest was “to secure for the benefit of GungHo a continuing license for ‘Ragnarok’", a license which was due to expire in August 2006. EZER’s admission makes it clear that GungHo’s two principal shareholders, SOFTBANK and Taizo Son’s Asian Groove, stood to benefit directly from the EZER control purchase. Related-party transactions that are detailed in the proxy statement include:

o	The re-licensing of Ragnarok to GungHo in August 2006. The directors announced this transaction after failing to act on the Committee’s demand that the Company establish a special committee of the Board to maximize the value of the Ragnarok license. Given that the license is Gravity’s single most valuable asset, and in light of the rampant conflicts of interest involved in any deal between Gravity and GungHo, the Committee feels that this required a heightened level of scrutiny;

o	The acquisition of Emile Chronicle Online (“ECO”) from GungHo in December 2005. This game was acquired for 700 million yen (approximately US$6 million) from GungHo just days before the end of GungHo’s fiscal year. The Committee believes that the price paid by Gravity for ECO was unwarranted and excessive. ECO has yet to prove to be a material portion of Gravity’s game pipeline. The Committee believes that this transaction was entered into principally to boost GungHo’s earnings and allow GungHo to exceed expected earnings estimates for 2005.

o	Acquisition of Neo-Cyon Inc, a company held more than 40% by Mr. Ryu’s friend and current Gravity executive and director, Mr. Baik, in November 2005. Gravity spent approximately 7.7 billion won (approximately US$7.4 million) on the acquisition of the 96% stake. Similarly with ECO, the Committee believes that the price paid by Gravity was exorbitant, particularly given the lack of contribution that Neo-Cyon has made to the Company. The Committee believes that the Neo-Cyon transaction was not negotiated at arms’ length and is another example of self-dealing in which the Company rescued a marginal business owned by a friend of Mr. Ryu.

o	Investment in Online Game Revolution Fund Vol. 1, in December 2005. Gravity announced a plan to invest up to one billion yen (approximately US$8.5 million) of the Company’s cash balance in this Japanese fund whose general partner is Movida Investment Inc., which is indirectly owned and controlled by Taizo Son and SOFTBANK. SOFTBANK is also an investor in this fund. Scant details have been disclosed to the shareholders about the exact amount that has been invested by Gravity to date or the expected returns on this investment.

The Committee is taking this action because it believes strongly that removing Messrs. Ryu and Baik is a necessary step towards ensuring that all shareholders realize maximum value for their investment in the Company.

THE COMMITTEE URGES YOU TO VOTE FOR ITS PROPOSAL TO REMOVE MESSRS. RYU
AND BAIK FROM THE GRAVITY BOARD ON THE GOLD PROXY CARD ENCLOSED WITH
THE PROXY STATEMENT.

The Committee has retained Innisfree M&A Incorporated to assist with the proxy solicitation. We encourage all Gravity shareholders and ADS holders to contact Innisfree at (888) 750-5834 to obtain a copy of the proxy statement and additional information that the Committee will make available and for instructions about how to vote your ADSs. In addition, the members of the Committee will each be filing amended Schedule 13Ds filings which will attach a preliminary copy of the proxy statement as an exhibit.

About The Gravity Committee for Fair Treatment of Minority Shareholders

The Committee was formed in March 2006 by Moon Capital Management LP and Ramius Capital Group, L.L.C. to protect the rights of minority shareholders of Gravity and to maximize shareholder value.

About Ramius Capital Group, L.L.C.

Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

About Moon Capital Management LP

Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore.

CERTAIN INFORMATION CONCERNING THE COMMITTEE

The Gravity Committee for Fair Treatment of Minority Shareholders (the “Committee”) intends to use a proxy statement to solicit votes from the holders of American Depositary Shares (“ADSs”) of Gravity Co., Ltd. (the “Company”) for the purpose of removing two current directors of the Company. The members of the Committee expect to prepare and file a preliminary copy of the proxy statement as an exhibit to their respective Schedule 13D filings. The members of the Committee also expect to prepare a final proxy statement prior to mailing the final proxy statement to the ADS holders.

THE COMMITTEE STRONGLY ADVISES ALL ADS HOLDERS OF THE COMPANY TO READ THE FINAL PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT WILL BE AVAILABLE AT NO CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE COMMITTEE’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT ITS TOLL-FREE NUMBER: (888) 750-5834.

The participants in the solicitation are Ramius Capital Group, L.L.C., Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Admiral Advisors, LLC, Ramius Advisors, LLC, Safe Harbor Master Fund, L.P., Safe Harbor Investment Ltd., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon (collectively, the “Ramius Entities”) and Moon Capital Management LP, Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., JWM Capital LLC and John W. Moon (collectively, the “Moon Entities”).

INFORMATION REGARDING THE DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, OF ALL THE COMMITTEE MEMBERS IN THE COMPANY IS AVAILABLE IN THE SCHEDULES 13D FILED BY EACH OF THE RAMIUS ENTITIES AND THE MOON ENTITIES WITH THE SEC ON MARCH 29, 2006, AS SUBSEQUENTLY AMENDED, COPIES OF WHICH ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.

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Contact:

Korean Media &Shareholders
Hannuri Law Offices
Mr. Joo Young Kim, Esq., (82) 2-537-9506

or

U.S. Media & Shareholders:
Citigate Sard Verbinnen
Dan Gagnier or Renée Soto, 212-687-8080